WHITE & CASE

06010589

January 30, 2006

BY HAND

SUPPL

The Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re: Lenovo Group Limited (Formerly known as Legend Group Limited); Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of Lenovo Group Limited (the "**Company**"), File No. 82-3950, please find attached the following:

1. The Company's announcement, dated January 26, 2006, of its unaudited results for the nine months ended December 31, 2005, and submitted to The Hong Kong Stock Exchange Limited ("**HKEx**") on January 27, 2006; and

2. The Company's notification to the HKEx, dated January 27, 2006, regarding unusual price and volume movements with respect to trading in the Company's shares.

We are submitting the attached documents to you in order to maintain the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "**Exchange Act**") pursuant to Rule 12g3-2(b) under the Exchange Act. Kindly acknowledge receipt of this letter and the submission of the documents delivered herewith by stamping the duplicate copy of this letter and returning it to our messenger. Thank you for your attention to this matter.

Very truly yours,

Yvette Marie G. Rodriguez

Enclosures

cc: Lenovo Group Limited

NEWYORK 5411173 (2K)

Investor

Investment Service Centre

Listed Companies Information

LENOVO GROUP<00992> - Unusual price & volume movements

The Stock Exchange has received a message from Lenovo Group Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent decrease in the price and increase in the trading volume of the shares of the Company and wish to state that save as the announcement of the 2005/2006 third quarter results of the Company today, we are not aware of any reasons for the decrease in the price and increase in the trading volume of the shares of the Company.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be of a price-sensitive nature.

Made by the order of Lenovo Group Limited the Board of the directors of which individually and jointly accept responsibility for the accuracy of this statement.

As at the date of this statement, the Executive Directors are Mr. Yuanqing Yang, Mr. William J. Amelio and Ms. Xuezheng Ma; the Non-executive Directors are Mr. Chuanzhi Liu, Mr. Linan Zhu, Mr. James G. Coulter, Mr. William O. Grabe, Mr. Weijian Shan, Mr. Justin T. Chang (Alternate Director to Mr. James G. Coulter), Mr. Vince Feng (Alternate Director to Mr. William O. Grabe) and Mr. Daniel A. Carroll (Alternate Director to Mr. Weijian Shan); and Independent Non-executive Directors are Mr. Wai Ming Wong, Professor Chia-Wei Woo, Mr. Lee Sen Ting and Mr. John William Barter III.

For and on behalf of
Lenovo Group Limited

Eric Mok
Company Secretary

27 January 2006"

lenovo联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)

2005/06 Third Quarter Results Announcement

QUARTERLY RESULTS

The board of directors (the "Board") of Lenovo Group Limited (the "Company") is pleased to announce the unaudited results of the Company and its subsidiaries (the "Group") for the nine months ended December 31, 2005 together with comparative figures for the corresponding period of last year, as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT

	Note	**3 months ended December 31, 2005 (unaudited) *HK$'000***	**9 months ended December 31, 2005 (unaudited) *HK$'000***	3 months ended December 31, 2004 (unaudited) *HK$'000*	9 months ended December 31, 2004 (unaudited) *HK$'000*
Turnover	*3*	**31,065,854**	**79,173,022**	6,308,795	17,841,503
Earnings before interest, taxation, depreciation and amortization expenses		**949,285**	**2,726,715**	370,392	978,506
Depreciation expenses and amortization of prepaid lease payments		**(131,550)**	**(368,473)**	(43,380)	(145,268)
Amortization of intangible assets		**(204,841)**	**(572,290)**	(5,250)	(21,141)
Amortization of share-based compensation		**(86,850)**	**(157,015)**	–	–
Impairment of assets		**–**	**–**	–	(51,364)
Gain/(loss) on disposal of investments and available-for-sale financial assets		**333**	**(694)**	(5,189)	159,193
Finance income		**61,077**	**128,338**	23,905	65,551
Profit from operations	*4*	**587,454**	**1,756,581**	340,478	985,477
Finance costs	*5*	**(94,946)**	**(241,608)**	(2,283)	(5,783)
		492,508	**1,514,973**	338,195	979,694
Share of profits/(losses) of jointly controlled entities		**–**	**1,073**	(1,180)	(11,290)
Share of profits of associated companies		**5,635**	**3,808**	3,948	3,702
Profit before taxation		**498,143**	**1,519,854**	340,963	972,106
Taxation	*6*	**(116,585)**	**(400,846)**	(17,864)	(42,769)
Profit for the period		**381,558**	**1,119,008**	323,099	929,337
Profit attributable to:					
Shareholders of the Company		**365,265**	**1,076,427**	327,248	954,119
Minority interests		**16,293**	**42,581**	(4,149)	(24,782)
		381,558	**1,119,008**	323,099	929,337
Dividend	*7*	**NA**	**212,431**	NA	179,357
Earnings per share					
– basic	*8*	**4.12 HK cents**	**12.19 HK cents**	4.37 HK cents	12.76 HK cents
– diluted	*8*	**4.05 HK cents**	**12.09 HK cents**	4.36 HK cents	12.74 HK cents

CONDENSED CONSOLIDATED BALANCE SHEET

	Note	As at December 31, 2005 (unaudited) *HK$'000*	As at March 31, 2005 (restated) *HK$'000*
Non-current assets			
Intangible assets		**14,770,184**	513,078
Property, plant and equipment		**1,626,676**	827,876
Prepaid lease payments		**50,323**	50,268
Construction-in-progress		**100,227**	257,159
Investments in jointly controlled entities		**74,601**	191,523
Investments in associated companies		**59,327**	52,067
Investment securities		**–**	62,970
Available-for-sale financial assets		**190,729**	–
Deferred tax assets		**299,007**	53,498
Other non-current assets		**9,404**	569,673
		17,180,478	2,578,112
Current assets			
Inventories		**3,416,032**	878,900
Trade receivables	*9*	**6,262,956**	851,337
Notes receivable		**357,116**	1,137,174
Deposits, prepayments and other receivables		**5,369,112**	567,046
Cash and cash equivalents		**13,411,156**	3,019,385
		28,816,372	6,453,842
Current liabilities			
Trade payables	*9*	**19,465,117**	2,276,070
Notes payable		**424,501**	195,032
Accruals and other payables	*10*	**7,946,234**	716,906
Amounts due to jointly controlled entities		**–**	108,446
Tax payable		**403,684**	493
Short-term bank loan		**62,400**	–
Current portion of long-term liabilities	*12*	**141,537**	175,866
		28,443,473	3,472,813
Net current assets		**372,899**	2,981,029
Total assets less current liabilities		**17,553,377**	5,559,141
Financed by:			
Share capital	*11*	**222,073**	186,870
Reserves		**9,163,792**	5,017,528
Shareholders' funds		**9,385,865**	5,204,398
Minority interests		**6,003**	23,609
Total equity		**9,391,868**	5,228,007
Long-term liabilities	*12*	**8,161,509**	331,134
		17,553,377	5,559,141

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	9 months ended December 31, 2005 (unaudited)	9 months ended December 31, 2004 (unaudited)
	HK$'000	*HK$'000*
Net cash inflow from operating activities	**11,037,212**	1,409,304
Net cash outflow from investing activities	**(5,625,501)**	(299,160)
Net cash inflow/(outflow) from financing activities	**5,033,436**	(180,875)
Increase in cash and cash equivalents	**10,445,147**	929,269
Effect of foreign exchange rate changes	**(53,376)**	(124)
Cash and cash equivalents at the beginning of the period	**3,019,385**	2,650,071
Cash and cash equivalents at the end of the period	**13,411,156**	3,579,216

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Share capital (unaudited)	Share premium (unaudited)	Convertible rights in respect of convertible preferred shares and warrant rights (unaudited)	Surplus arising on consolidation (unaudited)	Exchange reserve (unaudited)	Investment revaluation reserve (unaudited)	Share redemption reserve (unaudited)	Employee share trust (unaudited)	Share-based compensation reserve (unaudited)	Retained earnings/ (Accumulated losses) (unaudited)	Total (unaudited)
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
As at April 1, 2005	186,870	4,761,498	-	27,871	2,093	(3,530)	3,086	-	-	226,510	5,204,398
Adoption of HKFRS 3	-	-	-	(27,871)	-	-	-	-	-	27,871	-
As restated	186,870	4,761,498	-	-	2,093	(3,530)	3,086	-	-	254,381	5,204,398
Fair value loss on available-for-sale financial assets	-	-	-	-	-	(69,392)	-	-	-	-	(69,392)
Exchange differences	-	-	-	-	(22,613)	-	-	-	-	-	(22,613)
Profit for the period	-	-	-	-	-	-	-	-	-	1,076,427	1,076,427
Reserves realized on disposal of available-for-sale financial assets	-	-	-	-	-	(215)	-	-	-	-	(215)
Issue of ordinary shares	43,572	4,291,820	-	-	-	-	-	-	-	-	4,335,392
Issue of convertible preferred shares and warrant rights	-	-	310,824	-	-	-	-	-	-	-	310,824
Exercise of share options	2,524	243,562	-	-	-	-	-	-	-	-	246,086
Share-based compensation	-	-	-	-	-	-	-	-	101,212	-	101,212
Repurchase of shares	(10,893)	(1,184,836)	-	-	-	-	-	-	-	-	(1,195,729)
Contributions to employee share trust	-	-	-	-	-	-	-	(141,577)	-	-	(141,577)
Dividend paid	-	-	-	-	-	-	-	-	-	(458,948)	(458,948)
As at December 31, 2005	222,073	8,112,044	310,824	-	(20,520)	(73,137)	3,086	(141,577)	101,212	871,860	9,385,865
As at April 1, 2004	186,890	4,762,526	-	27,871	4,581	(5,976)	2,898	-	-	(490,066)	4,488,724
Fair value gain on investment securities	-	-	-	-	-	3,114	-	-	-	-	3,114
Exchange differences	-	-	-	-	(236)	-	-	-	-	-	(236)
Profit for the period	-	-	-	-	-	-	-	-	-	954,119	954,119
Reserves written off on disposal of subsidiaries	-	-	-	-	(2,377)	-	-	-	-	-	(2,377)
Reserves realized on disposal of investment securities	-	-	-	-	-	(12,908)	-	-	-	-	(12,908)
Impairment of investments	-	-	-	-	-	19,601	-	-	-	-	19,601
Exercise of share options	152	13,636	-	-	-	-	-	-	-	-	13,788
Repurchase of shares	(188)	(16,093)	-	-	-	-	188	-	-	-	(16,093)
Dividend paid	-	-	-	-	-	-	-	-	-	(403,570)	(403,570)
As at December 31, 2004	186,854	4,760,069	-	27,871	1,968	3,831	3,086	-	-	60,483	5,044,162

Notes:

1. **Basis of preparation**

The Board is responsible for the preparation of the Group's unaudited condensed quarterly financial statements. These unaudited condensed quarterly financial statements have been prepared in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants and Appendix 16 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. They have been prepared under the historical cost convention except that available-for-sale financial assets and financial assets and liabilities are stated at fair value. These unaudited condensed quarterly financial statements should be read in conjunction with the 2004/05 annual financial statements.

The principal accounting policies and methods of computation used in the preparation of these unaudited condensed quarterly financial statements are consistent with those used in the annual financial statements for the year ended March 31, 2005 except that the Group has changed certain of its accounting policies following its adoption of new/revised Hong Kong Financial Reporting Standards ("HKFRSs") and Hong Kong Accounting Standards ("HKASs") commencing on April 1, 2005.

The substantial changes to the Group's accounting policies and the material effect of adopting these new policies are set out in note 2 below.

2. **Changes in accounting policies**

The effect of adopting new/revised HKASs and HKFRSs are set out below:

HKAS 17 "Leases"

The adoption of revised HKAS 17 has resulted in a change in the accounting policy relating to the reclassification of prepaid lease payments from property, plant and equipment to operating leases. The up-front prepayments made for the prepaid lease payments are expensed in the income statement on a straight-line basis over the period of the lease or where there is impairment, the impairment is expensed in the income statement. In prior years, the prepaid lease payments were accounted for at cost less accumulated depreciation and accumulated impairment losses.

The adoption of revised HKAS 17 resulted in:

	As at December 31, 2005 (unaudited) ***HK$'000***	As at March 31, 2005 (unaudited) *HK$'000*
Decrease in property, plant and equipment	**50,323**	50,268
Increase in prepaid lease payments	**50,323**	50,268

	9 months ended December 31, 2005 (unaudited) ***HK$'000***	9 months ended December 31, 2004 (unaudited) *HK$'000*
Decrease in depreciation expenses	**905**	894
Increase in amortization of prepaid lease payments	**905**	894

HKAS 32 "Financial Instruments: Disclosure and Presentation"

HKAS 39 "Financial Instruments: Recognition and Measurement"

The adoption of HKASs 32 and 39 has resulted in a change in the accounting policy relating to the classification of available-for-sale financial assets. It has also resulted in the recognition of derivative financial instruments at fair value and the change in the recognition and measurement of hedging activities. Until March 31, 2005, the investment securities of the Group were classified into non-trading securities and were stated in the balance sheet at fair value. In accordance with the provision of HKAS 39, the investment securities have been classified as available-for-sale financial assets and stated in the balance sheet at fair value through investment revaluation reserve, until the investment securities are disposed of or are determined to be impaired, at which time the accumulated gain or loss previously recognized in the investment revaluation reserve is included in the income statement for the period.

The adoption of HKAS 39 had no effect on opening reserves and the details of the adjustments to the balance sheet as at December 31, 2005 are as follows:

	As at December 31, 2005 (unaudited) *HK$'000*
Increase in available-for-sale financial assets	**190,729**
Decrease in investment securities	**190,729**

HKFRS 2 "Share-based Payment"

The adoption of HKFRS 2 has resulted in a change in the accounting policy for share-based payments. Until March 31, 2005, the provision of share options to employees did not result in an expense in the income statement. Effective from April 1, 2005, the Group recognizes equity-settled share-based payments at fair value at the date of grant and recognizes the liabilities for cash-settled share-based payment at current fair value at each balance sheet date.

In accordance with the transitional provision of HKFRS 2, share options granted after November 7, 2002 and were unvested on April 1, 2005 were expensed retrospectively in the income statement of the respective periods. As at April 1, 2005, the Group had no option granted after November 7, 2002 and had not yet vested on that day.

The Group operates a long-term incentive program to recognize employees' individual and collective contributions, and includes three types of awards, namely share appreciation rights, restricted share units and performance share units ("Long-term Incentive Awards"). The Company reserves the right, at its discretion, to pay the award in cash or ordinary shares of the Company.

The fair value of the employee services received in exchange for the grant of the Long-term Incentive Awards is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the Long-term Incentive Awards granted, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of Long-term Incentive Awards that are expected to become exercisable/vested. At each balance sheet date, the Group revises its estimates of the number of Long-term Incentive Awards that are expected to become exercisable and the number of shares that are vested. It recognized the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

HKFRS 3 "Business Combination"

The adoption of HKFRS 3, HKAS 36 and HKAS 38 resulted in a change in the accounting policy for goodwill. Until March 31, 2005, goodwill was:

- Amortized on a straight-line basis over a period ranging from 3 to 10 years; and
- Assessed for an indication of impairment at each balance sheet date.

In accordance with the provisions of HKFRS 3:

- The Group ceased amortization of goodwill from April 1, 2005;
- Accumulated amortization of HK$50,650,000 as at March 31, 2005 has been eliminated with a corresponding decrease in the cost of goodwill;
- From the year ending March 31, 2006 and onwards, goodwill is tested annually for impairment, as well as when there is indication of impairment.

The Group has reassessed the useful lives of its intangible assets in accordance with the provisions of HKAS 38. No adjustment is resulted from this assessment.

The adoption of HKFRS 3 and HKAS 38 resulted in:

	As at December 31, 2005 (unaudited) *HK$'000*
Increase in intangible assets	**8,646**
Increase in retained earnings	**8,646**

3. Turnover, revenue and segment information

In accordance with the Group's internal financial reporting, the Group has adopted geographical segments as the primary reporting format and business segments as the secondary reporting format.

(a) Primary reporting format – geographical segments

For the nine months ended December 31, 2005

	Americas (unaudited) *HK$'000*	Europe, Middle East and Africa (unaudited) *HK$'000*	Asia Pacific (excluding Greater China) (unaudited) *HK$'000*	Greater China (unaudited) *HK$'000*	Total (unaudited) *HK$'000*
Turnover	23,538,842	16,468,349	9,579,036	29,586,795	79,173,022
Segment operating results	660,348	(14,034)	(69,559)	1,774,301	2,351,056
Amortization of marketing rights and intangible assets					(565,104)
Amortization of share-based compensation					(157,015)
Loss on disposal of investments and available-for-sale financial assets					(694)
Finance income					128,338
Finance costs					(241,608)
Contribution to operating profit					1,514,973
Share of profits of jointly controlled entities					1,073
Share of profits of associated companies					3,808
Profit before taxation					1,519,854
Taxation					(400,846)
Profit for the period					1,119,008

For the nine months ended December 31, 2004

	Americas (unaudited) *HK$'000*	Europe, Middle East and Africa (unaudited) *HK$'000*	Asia Pacific (excluding Greater China) (unaudited) *HK$'000*	Greater China (unaudited) *HK$'000*	Total (unaudited) *HK$'000*
Turnover	–	–	–	17,841,503	17,841,503
Segment operating results	–	–	–	826,133	826,133
Amortization of goodwill					(14,036)
Impairment of assets					(51,364)
Gain on disposal of investments					159,193
Finance income					65,551
Finance costs					(5,783)
Contribution to operating profit					979,694
Share of losses of jointly controlled entities					(11,290)
Share of profits of associated companies					3,702
Profit before taxation					972,106
Taxation					(42,769)
Profit for the period					929,337

(b) **Secondary reporting format – business segments**

For the nine months ended December 31, 2005

	Personal Computer Desktop (unaudited) *HK$'000*	Personal Computer Notebook (unaudited) *HK$'000*	Personal Computer Total (unaudited) *HK$'000*	Mobile Handset (unaudited) *HK$'000*	Others (unaudited) *HK$'000*	Total (unaudited) *HK$'000*
Turnover	**35,994,537**	**38,218,090**	**74,212,627**	**3,356,579**	**1,603,816**	**79,173,022**
Capital expenditure			**506,633**	**22,915**	**10,949**	**540,497**
Total segment assets as at December 31, 2005			**9,168,036**	**463,942**	**404,126**	**10,036,104**

For the nine months ended December 31, 2004

	Personal Computer Desktop (unaudited) *HK$'000*	Personal Computer Notebook (unaudited) *HK$'000*	Personal Computer Total (unaudited) *HK$'000*	Mobile Handset (unaudited) *HK$'000*	Others (unaudited) *HK$'000*	Total (unaudited) *HK$'000*
Turnover	12,172,193	2,430,761	14,602,954	1,605,649	1,632,900	17,841,503
Capital expenditure			122,582	13,478	13,707	149,767
Total segment assets as at March 31, 2005			1,905,933	451,658	509,820	2,867,411

4. Profit from operations

	3 months ended December 31, 2005 (unaudited) *HK$'000*	**9 months ended December 31, 2005 (unaudited)** *HK$'000*	3 months ended December 31, 2004 (unaudited and restated) *HK$'000*	9 months ended December 31, 2004 (unaudited and restated) *HK$'000*
Turnover	**31,065,854**	**79,173,022**	6,308,795	17,841,503
Total costs *(Note)*	**(26,971,190)**	**(68,082,911)**	(5,551,357)	(15,594,978)
Gross profit	**4,094,664**	**11,090,111**	757,438	2,246,525
Finance income	**61,077**	**128,338**	23,905	65,551
Impairment of assets	**–**	**–**	–	(51,364)
Gain/(loss) on disposal of investments and available-for-sale financial assets	**333**	**(694)**	(5,189)	159,193
	4,156,074	**11,217,755**	776,154	2,419,905
Distribution expenses	**(2,219,345)**	**(5,593,090)**	(273,926)	(898,726)
Administrative expenses	**(666,541)**	**(1,950,894)**	(84,046)	(235,092)
Other operating expenses	**(391,043)**	**(1,187,885)**	(72,454)	(279,469)
Amortization of intangible assets and share-based compensation	**(291,691)**	**(729,305)**	(5,250)	(21,141)
Total operating expenses *(Note)*	**(3,568,620)**	**(9,461,174)**	(435,676)	(1,434,428)
Profit from operations	**587,454**	**1,756,581**	340,478	985,477
Note:				
Staff costs included in total costs and total operating expenses	**1,727,000**	**4,691,074**	223,152	702,084

5. Finance costs

	3 months ended December 31, 2005 (unaudited) *HK$'000*	9 months ended December 31, 2005 (unaudited) *HK$'000*	3 months ended December 31, 2004 (unaudited) *HK$'000*	9 months ended December 31, 2004 (unaudited) *HK$'000*
Interest on bank loans and overdrafts	53,133	137,418	2,283	5,319
Dividend and relevant finance costs on convertible preferred shares not wholly repayable within five years	41,813	104,190	–	–
Others	–	–	–	464
	94,946	241,608	2,283	5,783

6. Taxation

The amount of taxation charged to the consolidated income statement represents:

	3 months ended December 31, 2005 (unaudited) *HK$'000*	9 months ended December 31, 2005 (unaudited) *HK$'000*	3 months ended December 31, 2004 (unaudited) *HK$'000*	9 months ended December 31, 2004 (unaudited) *HK$'000*
Taxation outside Hong Kong	159,887	645,184	24,999	49,833
Deferred taxation	(43,328)	(244,427)	(7,739)	(7,801)
	116,559	400,757	17,260	42,032
Share of taxation attributable to:				
jointly controlled entities	–	63	134	145
associated companies	26	26	470	592
	116,585	400,846	17,864	42,769

7. Dividend

	9 months ended December 31, 2005 (unaudited) *HK$'000*	9 months ended December 31, 2004 (unaudited) *HK$'000*
Interim dividend of 2.4 HK cents (2004/2005: 2.4 HK cents) per ordinary share	212,431	179,357

No dividend has been declared for the three months ended December 31, 2005 (Three months ended December 31, 2004: Nil).

8. Earnings per share

(a) Basic

Basic earnings per share is calculated by dividing the profit attributable to shareholders of the Company by the weighted average number of ordinary shares in issue during the period.

	9 months ended December 31, 2005 (unaudited)	9 months ended December 31, 2004 (unaudited)
Profit attributable to shareholders of the Company *(HK$'000)*	1,076,427	954,119
Weighted average number of ordinary shares in issue	8,829,306,067	7,475,320,857

(b) Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding due to the effect of all dilutive potential ordinary shares. The Company has three categories of dilutive potential ordinary shares: convertible preferred shares, share options and warrants. The convertible preferred shares are antidilutive as the amount of the dividend and related finance costs in the current period per ordinary share attainable on conversion exceeds basic earnings per share and they are excluded from the weighted average number of ordinary shares in issue for calculation of diluted

earnings per share. For the share options and warrants, a calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average periodic market share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding share options and warrants. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise in full of the share options and warrants.

	9 months ended December 31, 2005 (unaudited)	9 months ended December 31, 2004 (unaudited)
Profit attributable to shareholders of the Company *(HK$'000)*	**1,076,427**	954,119
Weighted average number of ordinary shares in issue	**8,829,306,067**	7,475,320,857
Adjustments for share options and warrants	**71,467,036**	12,394,000
Weighted average number of ordinary shares in issue for calculation of diluted earnings per share	**8,900,773,103**	7,487,714,857

9. Ageing analysis

Ageing analysis of trade receivables as at December 31, 2005 is as follows:

	As at December 31, 2005 (unaudited) *HK$'000*	As at September 30, 2005 (unaudited) *HK$'000*	As at March 31, 2005 (audited) *HK$'000*
0-30 days	**4,596,080**	4,059,429	588,389
31-60 days	**1,190,394**	919,431	56,966
61-90 days	**288,092**	368,436	40,702
Over 90 days	**188,390**	99,179	165,280
Total	**6,262,956**	5,446,475	851,337

Customers are generally granted credit terms of 30 days. Credit terms for customers of systems integration business normally ranging from 30 days to 180 days.

Ageing analysis of trade payables as at December 31, 2005 is as follows:

	As at December 31, 2005 (unaudited) *HK$'000*	As at September 30, 2005 (unaudited) *HK$'000*	As at March 31, 2005 (audited) *HK$'000*
0-30 days	**15,125,664**	11,962,682	1,954,188
31-60 days	**4,043,980**	3,596,379	149,691
61-90 days	**97,338**	92,641	59,383
Over 90 days	**198,135**	154,863	112,808
Total	**19,465,117**	15,806,565	2,276,070

10. Accruals and other payables

Included in the accruals and other payables was warranty provision as follows:

	As at December 31, 2005 (unaudited) *HK$'000*	As at March 31, 2005 (audited) *HK$'000*
At the beginning of the period/year	**188,997**	168,977
Provision made during the period/year	**2,513,901**	214,634
Amount utilized	**(582,906)**	(194,614)
	2,119,992	188,997
Long-term portion classified as long-term liabilities *(Note 12)*	**(951,600)**	–
At the end of the period/year	**1,168,392**	188,997

11. **Share capital**

	As at December 31, 2005 (unaudited) *Number of ordinary shares*	(unaudited) *HK$'000*	As at March 31, 2005 (audited) *Number of ordinary shares*	(audited) *HK$'000*
Authorized:				
Ordinary share of HK$0.025 each	**20,000,000,000**	**500,000**	20,000,000,000	500,000
Issued and fully paid:				
Voting shares:				
At the beginning of period/year	**7,474,796,108**	**186,870**	7,475,594,108	186,890
Issued during the period/year	**821,234,569**	**20,531**	–	–
Conversion from non-voting shares	**110,635,946**	**2,766**	–	–
Exercise of share options	**100,942,000**	**2,524**	6,702,000	168
Repurchase of shares	**–**	**–**	(7,500,000)	(188)
At the end of period/year	**8,507,608,623**	**212,691**	7,474,796,108	186,870
Non-voting shares:				
Issued during the period/year	**921,636,459**	**23,041**	–	–
Conversion into voting shares	**(110,635,946)**	**(2,766)**	–	–
Repurchase of shares	**(435,717,757)**	**(10,893)**	–	–
At the end of the period/year	**375,282,756**	**9,382**	–	–
Total issued and fully paid ordinary shares	**8,882,891,379**	**222,073**	7,474,796,108	186,870

12. **Long-term liabilities**

	As at December 31, 2005 (unaudited) ***HK$'000***	As at March 31, 2005 (audited) *HK$'000*
Amount payable for marketing rights repayable within five years	**424,613**	507,000
Interest-bearing bank loans repayable within five years	**3,790,800**	–
Share-based compensation	**109,249**	–
Convertible preferred shares not wholly repayable within five years	**2,446,584**	–
Warranty provision *(Note 10)*	**951,600**	–
Other long-term liabilities repayable within five years	**580,200**	–
	8,303,046	507,000
Current portion repayable within one year	**(141,537)**	(175,866)
	8,161,509	331,134

The convertible preferred shares bear a fixed cumulative preferential cash dividend, payable quarterly at the last date of each quarter, at the rate of 4.5 percent per annum on the stated value of HK$1,000 per convertible preferred share.

13. Business combinations

On April 30, 2005, the Group completed the acquisition of IBM PC Business under an assets purchase agreement dated December 7, 2004.

The estimated total consideration for acquiring the IBM PC Business is approximately HK$9,938 million, including cash, the Company's shares and related transaction costs.

Set forth below is a preliminary calculation of goodwill:

	(unaudited) *HK$'000*
Purchase consideration:	
– Cash paid	5,068,031
– Direct costs related to the acquisition	534,223
– Fair value of shares issued	4,335,392
Total purchase consideration	9,937,646
Fair value of net liabilities assumed *(Note)*	25,341
Goodwill	9,962,987

Note:

	(unaudited) *HK$'000*
Liabilities assumed	(4,796,983)
Step-up in tangible assets	37,042
Intangible assets	4,734,600
Net liabilities assumed	(25,341)

The goodwill is attributable to the significant synergies expected to arise after the integration of the Group's existing business and the IBM PC Business acquired.

Intangible assets acquired that have indefinite useful life are not subject to amortization. Certain acquired intangible assets are expected to be amortized over their useful lives. Preliminary estimates indicate that the useful lives of these acquired intangible assets are expected to range from three to five years.

The acquired tangible assets primarily comprised trade receivables, inventories and plant and equipment. The liabilities assumed primarily comprised trade payables and other current liabilities.

The asset purchase agreement contains provisions that may require miscellaneous "true up" adjustments which are expected to result in cash payments between the Company and IBM. Such adjustments have not been finalized, but estimates have been recorded as part of the purchase price allocation, as indicated above. This process is expected to be finalized in the financial year 2006/2007.

14. **Condensed balance sheet of the Company**

	As at December 31, 2005 (unaudited) *HK$'000*	As at March 31, 2005 (audited) *HK$'000*
Property, plant and equipment	**13,567**	25,130
Investments in subsidiaries	**14,290,130**	2,327,875
Investment securities	–	4,413
Available-for-sale financial assets	**2,830**	–
Other non-current assets	–	565,340
	14,306,527	2,922,758
Current assets	**2,920,317**	4,387,158
Current liabilities	**495,390**	279,137
Net current assets	**2,424,927**	4,108,021
Total assets less current liabilities	**16,731,454**	7,030,779
Financed by:		
Share capital	**222,073**	186,870
Reserves	**10,162,746**	6,843,909
Shareholders' funds	**10,384,819**	7,030,779
Long-term liabilities	**6,346,635**	–
	16,731,454	7,030,779

15. **Comparative figures**

Effective from April 1, 2005, the Group has included non-based manufacturing cost in cost of sales. Non-based manufacturing cost composed of warranty, inventory loss, technical support, warehousing fee as well as outbound freight and shipment. The Board considers that it is appropriate for the Group to present its gross profit after such charge.

The adoption of revised HKAS 17 has resulted in a change in the accounting policy relating to the reclassification of prepaid lease payments from property, plant and equipment to operating leases. The up-front prepayments made for the prepaid lease payments are expensed in the income statement on a straight-line basis over the period of the lease or where there is impairment, the impairment is expensed in the income statement. In prior years, the prepaid lease payments were accounted for at cost less accumulated depreciation.

As a result, certain comparative figures have been reclassified to conform to the current period's presentation.

FINANCIAL REVIEW

Results

For the nine months ended December 31, 2005, the Group achieved a turnover of approximately HK$79,173 million. Profit attributable to shareholders rose to approximately HK$1,076 million during the period, representing an increase of 12.8 percent against HK$954 million recorded in the same period last year. Basic earnings per share and diluted earnings per share were 12.19 HK cents and 12.09 HK cents, representing decreases of 4.5 percent and 5.1 percent respectively as compared with the same period last year.

Segment Results

During the period, geographical turnover covered the Americas, EMEA (Europe, Middle East and Africa) and Asia Pacific excluding Greater China, due to the newly acquired IBM PC Business.

In Greater China, the results comprised both the results arose from Legacy Lenovo and Greater China segment of newly acquired IBM PC Business.

Capital Expenditure

Apart from the acquisition of the IBM PC Business, the Group incurred capital expenditures of HK$540 million during the nine months ended December 31, 2005, mainly for acquisition of fixed assets, injection into construction-in-progress and optimization of the Group's information technology systems.

Liquidity and Financial Resources

As at December 31, 2005, total assets of the Group amounted to HK$45,997 million, which was financed by shareholders funds of HK$9,386 million, minority interests of HK$6 million, long-term and current liabilities of HK$36,605 million. The current ratio of the Group was 1.01.

The Group had a solid financial position and maintained a strong and steady cash inflow from its operating activities. As at December 31, 2005, cash and cash equivalents of the Group totaled at HK$13.41 billion, of which 40.2 percent were denominated in US dollars, 37.8 percent in Renminbi, 6.4 percent in Euros, 3.0 percent in Japanese Yen and 12.6 percent in other currencies.

The Group is consistently in a very liquid position and has also arranged credit facilities for contingency purposes. As at December 31, 2005, the Group's total available credit facilities amounted to HK$12,092 million, of which HK$2,188 million was in trade line, HK$1,180 million in short term and revolving money market facilities and HK$8,724 million in currency forward contracts and derivatives. As at December 31, 2005, the facility drawn down was HK$402 million in trade line and HK$4,587 million for the currency forward contracts and derivatives were utilized.

The Group has a facility agreement on April 26, 2005 with certain banks to arrange a term loan and a revolving loan facilities with a total amount of US$600 million (approximately HK$4,680 million). The term loan is guaranteed unconditionally jointly and severally by the Company and certain subsidiaries of the Group, bearing interest at the London Interbank Offered Rate plus 0.825 percent per annum and repayable by installment in five years.

As at December 31, 2005, the Group's outstanding bank loan comprised the term loan of HK$3,791 million and short-term bank loan of HK$62 million. When compared with total equity of HK$9,392 million, the Group's gearing ratio was 0.41. There were no assets held under finance lease during the period and as at the period end.

The Group consistently adopted a hedging policy for business transactions to minimize the risk of currency fluctuation arising from daily operations. As at December 31, 2005, the Group had commitment in respect of outstanding currency forward contracts amounted to HK$4,587 million.

The Group issued 2,730,000 convertible preferred shares at an issue price of HK$1,000 per share and unlisted warrants to subscribe for 237,417,474 shares for an aggregated cash consideration of approximately HK$2,730 million. The convertible preferred shares bear a fixed cumulative preferential cash dividend, payable quarterly, at the rate of 4.5 percent per annum on the issue price of each convertible preferred share. The convertible preferred shares are redeemable, in whole or in part, at a price equal to the issue price together with accrued and unpaid dividends at the option of the Group or the convertible preferred shareholders at any time after the maturity date. The fair value of the liability component and equity component of the convertible preferred shares as at December 31, 2005 amounted to approximately HK$2,447 million and HK$311 million respectively.

Contingent Liabilities

The Group had no material contingent liabilities as at December 31, 2005.

Employees

As at December 31, 2005, the Group had a total of 21,440 employees, of whom 15,368 were employed in mainland China and 6,072 in Hong Kong and overseas.

The Group implements remuneration policy, bonus and long-term incentive schemes with reference to the performance of the Group and individual employees. The Group also provides benefits such as insurance, medical and retirement funds to employees to sustain competitiveness of the Group.

BUSINESS REVIEW AND PROSPECTS

Lenovo reported financial results for the three months ended December 31, 2005. Lenovo's consolidated turnover grew 392 percent year-on-year to HK$31,066 million as a result of its acquisition of the former IBM personal computer business and strong sales growth in the China market. Gross margin went down sequentially to 13.2 percent by 0.8 percentage points; however expense-to-revenue ratio improved sequentially by 0.6 points. Lenovo attained 46 percent increase in consolidated profit before taxation of HK$498 million with profit contribution from the acquired PC business. Profit attributable to shareholders increased 12 percent year-on-year to HK$365 million.

Personal Computer Business

Worldwide, Lenovo PC shipments grew 12 percent year-on-year during the three months under review. During the December 2005 quarter, Lenovo accounted for 7.2 percent of the worldwide market according to industry estimates.

Lenovo continued its strong performance in China with PC shipments increased 39 percent year-on-year during the period, exceeding the market growth of 14 percent excluding Lenovo. Lenovo gained about five percentage points of market share during the December 2005 quarter, increasing its overall share to approximately 37 percent. Lenovo's positive performance in PC sales and profitability in China was attributable to the success of its transaction and relationship customer models, strong Lenovo brand, wide-ranging product portfolio and good reputation for customer service.

The Americas showed steady performance. In EMEA (Europe, Middle East and Africa), profitability improved somewhat, but the need to expand product mix continued. Asia Pacific (excluding Greater China) saw sequential volume growth but pressure on gross margin due to the current product mix.

Notebook computers represented about 49 percent of the company's revenue. During the three months under review, Lenovo saw enthusiastic market response to its newly launched wide screen models, such as ThinkPad Z60 and Tianyi 100.

Lenovo saw significant growth in desktop shipment in China and India. The benefit of adopting relationship customer model in China was more prominent during the quarter, which helped drive the shipment of Lenovo's commercial computers. In the consumer market, Lenovo's launch of new Tianjiao model – "Digital Media Center" – also met with success.

Mobile Handset Business

During the quarter ended December 31, 2005, Lenovo's mobile handset shipment grew significantly by 295 percent year-on-year, outperforming the 43 percent increase in the China market. According to industry estimates, Lenovo further improved its market share position to the fourth place with a share of 6.7 percent during the quarter. The outstanding performance was attributable to Lenovo's successful launch of innovative mobile handset models with multimedia functions and clear market positioning. Lenovo's strengthened relationship with chain-store channels also helped drive the shipment growth.

The mobile handset business had seen significant improvement on its competitiveness and profitability over time. To enhance its control over this profitable business, Lenovo acquired the remaining 19.2 percent equity interest in the mobile handset joint venture at a cash consideration of approximately HK$68 million. Upon completion of the acquisition, the joint venture will become a wholly-owned subsidiary of Lenovo.

Prospects

With the integration of former IBM personal computer business on track and our organizational integration complete, Lenovo is preparing for our next phase of growth. In December 2005, we announced the appointment of William J. Amelio as our CEO and President to succeed Stephen M. Ward. We believe William Amelio's combined experience – in the PC industry, in emerging and mature markets, in senior operational roles and with IBM – gives him the perfect profile to lead Lenovo from the important stability we have achieved in the first phase of integration, to the profitable growth and efficiency improvement to which we are committed.

Looking ahead, Lenovo will place increased focus on improving its cost and expense structure. In international business, Lenovo can leverage its success in China by enhancing its product portfolio and strengthening its dual transaction and relationship customer models. This will enable Lenovo to address the high-growth segments of the PC market including the small- and medium-sized businesses and emerging markets. We believe these efforts will enable Lenovo to deliver enhanced returns to its shareholders in the long run.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S SECURITIES

There was no purchase, sale or redemption by the Company or any of its subsidiaries, of the Company's listed securities during the nine months ended December 31, 2005.

Off-market repurchase of the Company's unlisted non-voting shares

On August 2, 2005, the Company repurchased 435,717,757 unlisted non-voting ordinary shares, which were issued to IBM as partial consideration for the acquisition of its global personal computer business, at a total cash consideration of HK$1,187,330,887.82, representing HK$2.725 per share.

The repurchased shares were cancelled and accordingly, the issued share capital of the Company was reduced by the nominal value thereof. The premium payable on repurchase was debited to the share premium of the Company.

REVIEW BY AUDIT COMMITTEE

The Audit Committee of the Company has been established since 1999 with responsibility of assisting the Board in providing an independent review of the accounts and internal control system. It acts in accordance with the Terms of Reference which clearly deal with its membership, authority, duties and frequency of meetings. The Audit Committee is chaired by an independent non-executive director, Mr Wai Ming Wong, and currently comprises five members including Mr. Wong, the other three independent non-executive directors, Professor Chia-Wei Woo, Mr Lee Sen Ting and Mr. John W. Barter III, and the non-executive director, Mr Weijian Shan.

The Audit Committee of the Company has reviewed the unaudited financials for the nine months ended December 31, 2005. It meets regularly with the management, the external auditors and the internal audit personnel to discuss the accounting principles and practices adopted by the Group and internal control and financial reporting matters.

By order of the Board
Yuanqing Yang
Chairman

Hong Kong, January 26, 2006

As of the date of this announcement, the Executive Directors are Mr. Yuanqing Yang, Mr. William J. Amelio and Ms. Xuezheng Ma. the Non-executive Directors are Mr. Chuanzhi Liu, Mr. Linan Zhu, Mr. James G Coulter, Mr. William O Grabe, Mr. Weijian Shan, Mr. Justin T Chang (alternate Director to Mr. James G Coulter), Mr. Vince Feng (alternate Director to Mr. William O Grabe) and Mr. Daniel A Carroll (alternate Director to Mr. Weijian Shan); and the Independent Non-executive Directors are Mr. Wai Ming Wong, Professor Chia-Wei Woo, Mr. Lee Sen Ting and Mr. John W. Barter III.

"Please also refer to the published version of this announcement in the South China Morning Post"